Filed by Starry Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FirstMark Horizon Acquisition Corp.

Commission File No.: 001-39585

Date: November 15, 2021

New Street Research & Boston Consulting Group -5G Conference

Interview of Chaitanya Kanojia, Co-Founder and CEO, Starry, Inc, by Jonathan Chaplin

November 15, 2021

JONATHAN CHAPLIN: Thank you for joining us and congratulations on at least announcing the transaction.

CHET KANOJIA: Thank you, Jonathan. Yeah, big next steps coming up for us.

JONATHAN CHAPLIN: So, just starting off with the next steps before we get to the business. When does the deal close?

CHET KANOJIA: The expected close is sometime in the first quarter.

JONATHAN CHAPLIN: What’s the build plan now, Chet? How much of that is funded through the transaction?

CHET KANOJIA: Yeah, so we, you know, the goal is, you know, I think our total spectrum footprint gives us about 40 million households usable, meaning adjusted for density and various other factors makes it really appropriate. So the goal is, we structure the transaction in a way that we had all the capital that was necessary to get to break even, so the next stage is, you know post-close, is to start expanding out additional markets, drive deeper into our existing markets. You know depending on how much, you know, where we end up on final cash on balance sheet that might, you know, obviously, adjust our plans to accelerate certain things faster as well. But the goal here in this deal was to have a fully funded business plan, which is what we sort of set it up for.

JONATHAN CHAPLIN: Got it. And why now? Why through a SPAC and why with these partners specifically?

CHET KANOJIA: Yes, really important questions, right? So first, why now or why is a SPAC, and I think that really comes down to, you know, obviously it’s not lost on anybody, it’s not a classic telco-like capex, intensive business, but it is capex. There’s a high fixed cost component to that as well. And you’re spending money ahead of any revenue coming in from a construction and build out perspective. So it made sense, we were maybe waiting for a couple of critical milestones to happen internally.

One was we wanted to have a full two-year operating history on the multifamily side. So we understood full, sort of, dynamics, from a customer take rate, performance, weather, all kinds of different things. And it was pretty amazing, like, even through COVID, while you know, people were so scared. We were still going into people’s homes and, you know, we doubled the business through COVID. From an execution perspective, that was a really good thing for the company to build that muscle up.

Second, we were waiting for our single-family radio technology to get developed and that process was a pretty intense, two-year process for us to fully develop that product, which we started piloting at the beginning of this year and now rolling out in more volume. And so that really set the stage, so we could go after—because if people recall historically, Starry, for the last two years, was only going after larger multi-family. Mainly because the unit economics cost structure we had built for that made a ton of sense. It was really really effective and we were working to get those unit economics down to single families also. So now we have a stage set where we acquired the spectrum in 2019, two years of operating history of full, sort of, commercial cycle and a single-family radio. So it made sense to say, okay, now, you can deploy capital in a more, you know, accelerated, meaningful, responsible way.

And then it became purely a question of what is the source of that quantum of capital at what cost, right. And so that, you know, solving for those things. I think we end up becoming probably a company that looks very appropriate for this structure just because it’s not pie in the sky. It’s a proven concept now. We’ve got sufficient, you know, velocity, you know, high, very high growth rate, proven unit economics. And so now it’s about, you know, finding the right quantum of capital, so that was kind of the right cycle, you know. So hopefully that answers your question on why the SPAC and why the timeline.

And then, you know, we’re lucky that we have a lot of crossover investors. You know, we’ve raised about four-ish hundred million, over four hundred million in the private markets, and a lot of our investors were pretty instrumental and helpful in terms of thinking through the process of who the sponsor should be. What are the right attributes? And really the fundamental attribute too, I will say, is number one, long-term alignment with shareholders, which is very critical. In you know, and from the feedback we got, this was a partner who was being very progressive. They were structuring their economics on, a bulk of their economics on, alignment with the new, existing and new shareholders, from a performance perspective of the company. So that was a good thing. And second you know, they were really creating an incentive structure for investors to deliver as much cash as they could on the trust side, which is really the first, you know, two critical things.

And then it’s a group of people that we have a lot of trust with, long-standing relationship, 20 plus years. They’re very sophisticated investors that have done a lot of great stuff. You know companies like Shopify, AirBnB, and all kinds of different companies that have gone through various different stages. And so, we really liked, you know, that growth mindset, you know, company first, day second, which is really important.

JONATHAN CHAPLIN: Got it. And so, just focusing on sort of one of those triggers. The model works extremely well in MDUs. You guys have proven that out. Single family units. I think it’s been a challenge. Not just for you guys, but for Verizon and others that have, that have gone off to this market. How do you adapt the product to serve the single family unit market?

CHET KANOJIA: So the first and foremost thing in the single family is, and this is just for, you know, the broad investor base, right. There’s the ton of R&D and intellectual property that’s gotten created. We spent north of 200 million dollars in that process and that ranges from, we built, I don’t know, ICs to be able to get the cost down and, you know, fully bidirectional phase delays on both ends. All kinds of, you know, complex stuff got done. The crux of this really comes down to cost structure, right? And so, a vast majority of people that have attempted, have attempted fixed wireless and low-frequency bands, and, which is a capacity problem. What Starry is doing is in much higher frequency bands, millimeter wave. So, really getting the cost structure down is the first and foremost, most critical parts of getting the radio cost, which in a multi-family you can justify a $2,000 radio to $1,500 radio. In fact, when we first started the company, the first radio we built for multi-family was like $16,000 and now it’s about $1,300 bucks. So getting that down to, you know, single digit hundreds of dollars is a heavy lift. So that was a big portion of it.

Second, you know, from day one, we understood and conceded that these frequencies were not going to permeate modern construction material. So really designing the network for using a combination of altitude and power and accepting that you’re going to put a transceiver outside the home. Now, progressively, the transceivers are going to get smaller and smaller and today, you know, that’s about this big, was an important thing. And third, you know, basically physical installation capabilities and technologies. We built that range from, you know, using passive coax for both power and data to augmented reality-type applications for radio placement, better network planning. So we eliminate every target at one meter square, so we know exactly where the radio is going to be effective, and driving serviceability higher as a result of that. So lots of different sort of widgets that went in and a full two-and-a-half year process. So you know the company’s sort of cadence is, get the technology built now, learn from it, go out in the field, beat yourself up, make iterations, make changes, fix, and we did that with the multi-family part.

Now we are there at the single family part and the next wave is going to be further cost reductions in those radios, so, and that’s sort of the beauty of the business, that you know, as cost of computing keep coming down, you can, you know, apply that computing both from a single processing perspective and also in, you know, I see design and drive better and better geometries, higher yields. So just—it’s a good, you know, virtual cycle that drives it.

JONATHAN CHAPLIN: How much of the 19 million or so addressable homes that you hoped to target in 2026 is from single family units, Chet?

CHET KANOJIA: I think depending on the market—it’s you know—so if you look at, multi-family comes in two flavors. So if you think of large multifamily, there’s 70, 80, 100 apartments, you know, the classic big building that you sort of think about. And then the bulk of the larger metros will be smaller multifamily. So think two, three, four apartments, condos, things like that. So that will end up becoming, you know, if you look at the Starry footprint, the multifamily part is about, in those cities, is about 15 million depending on the sizes that you look at. And then all the rest of the 40 million, the remainder, is single family. So you end up with, you know, in the smaller markets, you tend to think about it as you know, 80/20 or 85/15, 85 in the favor of single family, versus in the larger markets, you tend to be most in, you know mid- and small multi-family that tends to be the bulk of the market.

JONATHAN CHAPLIN: So the presumably that, the model doesn’t work everywhere. It sort of works in markets above a certain density threshold. Or I guess that should be a question. Is it the case that it just, it works well in markets above a certain density threshold, and if so, sort of leaving aside where you guys have spectrum at the moment, what portion of a households in the U.S., do you think this model would work for?

CHET KANOJIA: So overall, our view is that just taking density, very dense foliage, unit economics on a passing basis, because there are certain parts of the southeast that become a challenge just because, you know, no matter how much, you know, you would effectively starting, have to build a 700 meters, 800 meters, which doesn’t, you know, make a whole lot of sense from a cost of construction and backhaul perspective. So if you adjust for all of that we—you know, our analysis about 80 million households in the country, put into that sort of sweet spot of which Starry has 40 million households of spectrum. So that 40 million actually grossed up is about 54 million households. But when you adjust for all of the factors that I mentioned, you shrink it down to about 40 million of effectively usable households. At least that’s our current sort of footprint spectrum-wise.

JONATHAN CHAPLIN: Got it. And is the plan to ultimately look for spectrum assets that would get you access to the other 40?

CHET KANOJIA: We’ll never say no obviously.

JONATHAN CHAPLIN: Got a lot on your plate.

CHET KANOJIA: The current plan that we have put out is built on that. So, you know, we’re not expecting to raise additional capital for spectrum purchases or any of that today. And that would be, if we did do that, that would be all above and beyond the current plan. But the current plan is both the funding and the spectrum position funds, the current plan.

JONATHAN CHAPLIN: You only need 4% penetration to break even in a market, but you’ve achieved close to 25% penetration in MDUs that you’ve, that you’ve been selling into. And you get there pretty quickly. What is, where do you think penetration actually ends up in these markets?

CHET KANOJIA: So it’s, you know, look, I think the market is going to evolve, obviously, you know, there’s going to be additional competitors potentially coming in on the fiber side. So, I think you have to account for that in the future as well. That might likely, you know, at least there will be a three-part provider market. There’s a reasonable chance that, you know, five years out six years out, that’s the kind of story you’re looking at. So, we, from a forecast perspective, at a terminal stage, predict about 16-ish percent penetration on the core broadband product, of which, through the 2025 period, we only get to about six and a half-ish percent. So, you know, part of it is just, we’re being, you know, conservative, part of it is, we’re saying look, let’s, you know, there’s a potential for additional, you know, fiber. And I don’t know whether, you know, at least based on public announcements, you know, you’re basing it on that, you know, who knows what the reality is going to be. When you get there, you know, we feel the pace of build that we can do is exponentially faster than anybody else, in terms of, you know, the construction part. So we think the opportunity is ours to have, which is the other reason, you know, it made sense to sort of pull this trigger on the transaction. Because you know, you could get there a little faster.

JONATHAN CHAPLIN: And how does the depth of spectrum you have limit your, your sort of penetration opportunity. Can you get all the way to that mid-teens penetration with the, with the spectrum depth you have at the moment?

CHET KANOJIA: Yeah. And this is a really important point Jonathan. Because I think it is useful to investors to understand that, you know, spectrum is not universal in terms of its behavior, right? As, so with millimeter wave, one of the biggest challenges is obviously propagation. Let’s assume you work hard and solve that problem. The big benefit, and why you really want to do this in millimeter wave, is capacity.

So just to level set folks. You know in certain markets we have 600 megahertz and in some of the other markets, we have 200 megahertz contiguous. Now, if you think about 200 megahertz contiguous, and if you’re running 8 or 16 spatial streams in that, because you’re basically reusing this spectrum 8 to 16 times within the same box. And that allows, you know, spatial reuse, apparently, a common thing in millimeter wave. So, you’re basically creating multiple coaxes worth of capacity. So, if you think about it from a cable system perspective, you’re creating multiple coaxes worth of the capacity at every site. And so, it allows you to have a lot of capacity and that capacity is continuously improving because you’re driving higher modulation rates. So, we’re today, I think Starry is probably best-in-class. We’re doing 1024-QAM on an eight-by-eight or, next-gen 16-by-16, multiple spatial streams. So another way to think about it, and I find this description more helpful, at any given time whenever we are delivering bits or electrons to your home, we are dedicating two spatial streams. Because the receiver side can see two spatial streams there. So it’s looking at 400 megahertz worth of effective bandwidth at any given moment. So that, if you compared to coax, coax is roughly about, you know, 800-900 megahertz of really usable spectrum in there. So you are dedicating half a coax to a home at any given instance. That’s how much capacity. And that’s the thing that is really different is that there is so much spectral reuse and spectrum capacity comes in in millimeter wave.

Now you have to deal with the propagation challenges and you have to accept the fact that, you know, you’re not going to get through, you know, metal objects or black, you know, low-e glass or, you know, foil-backed insulation or any number of those things. So if you accept that you’re going to be outside the house as a receiver, as a transceiver, then you have all the capacity in the world. If you’ve done the that you planning, right?

JONATHAN CHAPLIN: Got it. And your point is you’ve got half of the capacity of a coax cable to every home.

CHET KANOJIA: A 500-home node.

JONATHAN CHAPLIN: Exactly. That was yeah, it was my point, that capacity is shared on the cable side by a few hundred homes, got it. So moving onto the economics, you used to spend about ten dollars to pass a home in the MDU market. How does that change with single family units?

CHET KANOJIA: It’s a function of density and foliage. So you know, where we expect to average about 15-18 bucks a home passed over the, you know, that’s accounting for low-density markets with foliage that are closer to 30 bucks or more dense markets that are you know or less foliated markets that are closer to you know eight to ten bucks. So you average about 15-ish.

JONATHAN CHAPLIN: So when I think of that, that 15 dollars per home passed and 400 to 450 to connect a home, I’m trying to do the math my head, but it gets you to somewhere between like 500 and 600 bucks per home served.

CHET KANOJIA: Today.

JONATHAN CHAPLIN: Today. Which is about 20% of what it costs to get fiber to serve a home with fiber. Am I thinking about it the right way? It’s sort of well, and that’s basically what gets you to free cash flow breakeven in 15 months compared to 6 to 8 years on fiber.

CHET KANOJIA: And the other beauty of that is your capex that you’re doing in a city to go in first is, you know, 15 million bucks, right? In a midsize city, versus three to four hundred million dollars that you’re plunking down before you see a single return.

JONATHAN CHAPLIN: Yeah. So you’ve mentioned a couple of times, one of the critical elements to your model is that you’re doing deployments outside of the home. Verizon has backed away from its ambitions in millimeter wave. I’m guessing the, you know, one of the key differences. My question is how does your strategy succeed where theirs has failed? I’m guessing one of the elements is your decision to locate the, the equipment outside of the home.

CHET KANOJIA: I think the biggest difference, if I were to venture a guess is, not venture a guess, but you know, a relatively, hopefully educated guess, we’re not doing mobility, right? There’s a huge difference in network design when you’re doing mobility versus when you’re doing fixed only. So that is number one the biggest difference. And I think after that, because, at least from public commentary, my assumption was they were trying to do mobility and fixed through the same network, which is a very different set of challenges and a much, much bigger challenge, right? Just because the density count goes up. You’re at a much lower altitude. You’re running low modulation because you have very little gain on your handsets. You know, all kinds of different things come to drive that decision. I think if you’re doing, if you went in and said, I’m doing fixed only, I think logically you do what Starry is doing, using a combination of high-power, altitude, antenna gain, outside transceiver, and, you know, so a much simpler solution set.

JONATHAN CHAPLIN: And Chet, do you think you can be fixed only forever or will you ultimately need a wireless product to offer in conjunction with broadband?

CHET KANOJIA: You mean mobility? I mean, I have a slightly controversial view on this, which is, I think there is a segment of the population that wants choice fundamentally and they don’t want, you know, because no bundle ever goes down in price, right? This is just kind of the problem with the bundle ultimately, that it just starts climbing back up. And so we think there’s a segment of the population that’s going to be, you know, high-quality fixed. And then there’s the additional applications that will drive that sort of stickiness with the product. That’ll be very network centric from a feature set perspective. Hard latency targets, you know, broader uplink, different kinds of performance, and a network that is very sensitive to the applications that you’re using. And then I think long-term and we’re looking at, it’s a function of kind of what the regulators end up doing. But long-term, at least my personal view is there’s going to be a robust, very healthy competitive market in terms of mobile capacity in the country. And so there will be opportunities to, you know, I think partner and do MVNOs and who knows what else downstream.

JONATHAN CHAPLIN: Right. Chet, who are you taking customers from? Are these coming from fiber companies, cable companies, or is most of your share gain from people that had much slower speeds before.

CHET KANOJIA: No bulk of it tends to be, you know, vast majority of the markets, is coax. Give or take 70%. So proportionally, you think about it. Yes, obviously, when you encounter a DSL-type situation and not upgrade, you do disproportionately better. But fundamentally it’s, you know, it’s the value prop is what’s driving it. And the value propositions basically look, if I’m a cord-cutter by nature, I don’t want to deal with sort of the video bundle in it’s sort of traditional form. A lot of people still watch television, but YouTube TV or Hulu or whatever else. But if I don’t want to deal with that nuisance, then Starry’s my best solution because I’ve got near symmetrical product at below promo price, unlimited high capacity.

JONATHAN CHAPLIN: Yeah, so, your high end product at the moment is a gigabit per second, very, very competitive with cable and fiber today. But we’re saying 10G of fiber getting deployed. Cable’s racing to upgrade their infrastructure to compete with that. Can you keep pace with fiber and cable on, on that sort of upgrade path, as they push towards 10G?

CHET KANOJIA: I won’t comment on 10G. I mean, I think, you know, it’s gonna be interesting to see who, actually—what the price point looks like and what the use case actually happens to be. But you know, our next generation that we’re gonna be rolling out is gonna be two gig radios, you know, on the driver terminal side and, you know, so we feel for the next probably, three to five years, the roadmap is there in terms of cost structure and driving capacity and capacity improvements that, at the end of the day, I think, and this is something for the investors to sort of keep in mind, today, the average peak hour usage is four megabits a second on Starry and 4.2 which is higher than any other provider for the most part. And so you, if you assume a compounded 30% growth rate on an annualized basis, you come nowhere close to sniffing the ceiling on what we’re doing today.

Forget about the things that we’re going to doing in two, the next year, the year after. So the issue fundamentally here is less speed, more capacity. That’s the biggest challenge that I think everybody’s going to face in the future. So delivering high peak speed for a single target. That’s a very different, what I will say, a marketing proposition, which is why we all do it. And we want to be able to say, hey, I have a Ferrari to, a Corvette and you know, I can go 0 to 16, you know, in 2.9 seconds, or whatever it is. But the reality is, the average consumer is looking for, you know, a very different story, which is capacity. If I have a sustained use of and I’ll just say, you know, in 8k, television set over 50 inches or 60 inches, let’s assume that’s a mainstream product in the next five years. If I have a sustained use of that across multiple screens, and if I need to sustain 200 or 300 megabits a second throughout the day, can your network keep up? That’s the bigger challenge as opposed to ultimately what the speed is.

JONATHAN CHAPLIN: Yeah. Chet, your IPO sort of target value of 1.7 billion suggests some multiple of about three and a half times EBITDA in like 25 to 26, once the business flips to keep it deposited. That’s obviously baking in a healthy amount of execution risk. What do you think the biggest execution challenges are for you?

CHET KANOJIA: I mean, you know, we’re sort of serial de-riskers, is probably the best way to describe it. And I won’t throw a comment on valuation because I think the framework of, kind of, what was laid out, and I think there was a big discount built in, and all those kinds of things. But fundamentally what you think about this company going forward is, you know, the next challenge for us is going to be, you know, we’ve been doing well in multifamily. Obviously, the next execution component for us is single family, and we feel good in terms of what we’ve built, what we are seeing is an early stage. Now, it’s going to be, can you industrialize the process? Can you say, hey, I’m going to be doing ten cities or five cities or three, whatever the number of cities is, at the same time. Can you scale accordingly? So, we’ve been, you know, doing things along the way to sort of manage that risk, right. So, for example, we did a big partnership with Quanta, who is handling a lot of our build out and construction going forward. We’re working with utility partners to be able to de-risk a lot of those components as well. So it’s just going to be iterations of, you know, de-risking those things. But I think that the industrialization of the process is sort of the next big, you know, internal milestone to sort of think about it.

JONATHAN CHAPLIN: Got it. And my last question for you, because I’m afraid we’ve run out of time. But with that in mind, it’s one of a two-part question. I guess on the, on the, one hand, spectrum is somewhat of a bottleneck for your business and the three national carriers are sitting on huge unused portfolios of millimeter wave spectrum. Is there a way for you to partner with them to get access to that spectrum, to ultimately go into the other 40 million homes without expending capital? And by the same token, as you sort of industrialize all of these processes, does it make sense for one of these companies to ultimately own Starry and all the IP that you’ve built up? Or do you think that doesn’t make a lot of sense. Starry sort of really flourishes as an independent entity.

CHET KANOJIA: I’ll answer the second question, first. And I think, you know, look, we’ve done an incredible amount of hard work to get to this point. It’d be sort of silly for us to sort of say, you know what, let’s not be independent and go at it and I think, you know, an old mentor taught me, if you don’t see a whole lot in your rearview mirror, and if your growth, and that’s really reflected in your growth, right? If you were continuing to hit your growth targets and, you know, if you’d double this, we’re gonna, you know, double this year, we’re gonna double next year and keep doing that, you know, just, just stick to your knitting.

So I think the first and foremost focus is the first 40 million households and just focus on that. And, you know, look, we’re open minded about, you know, potential partnerships in particular spectrum, as you point out, it’s an incredibly interesting asset, and it is sitting fallow in a lot of these cases.

JONATHAN CHAPLIN: Chet, thank you so much for doing this. This was a great session. Really appreciate it.

CHET KANOJIA: Thank you.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Starry Holdings, Inc. (“Starry Holdings”), a newly formed subsidiary of Starry, Inc. (“Starry”), will file a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (the “SEC”). The Form S-4 will include a proxy statement of FirstMark Horizon Acquisition Corp. (“FirstMark”) and a prospectus of Starry Holdings, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all FirstMark stockholders. Additionally, Starry Holdings and FirstMark will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Before making any voting or investment decision, investors and security holders of FirstMark are urged to read the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination because they will contain important information about the proposed business combination and the parties to the proposed business combination.

Participants in Solicitation

FirstMark, Starry Holdings and Starry and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FirstMark’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of FirstMark’s directors and officers in FirstMark’s filings with the SEC, including FirstMark’s registration statement on Form S-1, which was originally filed with the SEC on September 18, 2020. To the extent that holdings of FirstMark’s securities have changed from the amounts reported in FirstMark’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FirstMark’s stockholders in connection with the business combination will be included in the proxy statement/prospectus relating to the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of FirstMark, Starry Holdings or Starry, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination between FirstMark and Starry. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Starry’s and FirstMark’s expectations with respect to anticipated financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of FirstMark’s registration statement on Form S-1 (File No. 333-248916), its Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q. In addition, there will be risks and uncertainties described in the Form S-4 and other documents filed by FirstMark or Starry Holdings from time to time with the SEC. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Starry’s, Starry Holdings’ and FirstMark’s control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this communication, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against FirstMark, Starry or Starry Holdings following the announcement of the proposed business combination; (2) the inability to complete the proposed business combination, including due to the inability to concurrently close the business combination and related transactions, including the private placements of common stock and convertible notes or due to failure to obtain approval of the stockholders of FirstMark; (3) the risk that the proposed business combination may not be completed by FirstMark’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FirstMark; (4) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval by the stockholders of FirstMark, the satisfaction of the minimum trust account amount following any redemptions by FirstMark’s public stockholders and the receipt of certain governmental and regulatory approvals; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed business combination; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (7) volatility in the price of FirstMark’s, Starry’s or Starry Holdings’ securities; (8) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (9) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (10) costs related to the proposed business combination; (11) changes in the applicable laws or regulations; (12) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Starry operates; (14) the impact of the global COVID-19 pandemic; (15) Starry’s ability to obtain or maintain rights to use licensed spectrum in any market in which Starry operates and potential declines in the value of Starry’s FCC licenses; (16) the potential inability of Starry to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (17) the enforceability of Starry’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (18) other risks and uncertainties described in FirstMark’s registration statement on Form S-1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Starry, Starry Holdings and FirstMark caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. None of Starry, Starry Holdings or FirstMark gives any assurance that Starry, Starry Holdings or FirstMark will achieve its expectations. None of Starry, Starry Holdings or FirstMark undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.